EXHIBIT 99.1
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                               CONTINUATION SHEET


                           Explanation of Responses


(1) Interlaken Investment Partners, L.P. ("Investment Partners") sold in a public offering 1,150,000 shares of common stock of First Marblehead Corporation.

(2) Includes 6,658,165 shares held by Investment Partners, 407,596 shares held by Interlaken Management Partners, L.P. ("Management Partners") and 63,878 shares held by The Berkley Foundation, Inc. ("The Berkley Foundation"). The reporting person is the President of The Berkley Foundation and may be deemed to be the beneficial ownership of the 63,878 shares of common stock of First Marblehead Corporation held by The Berkley Foundation. The reporting person is the President and the sole general partner of Management Partners which is the sole general partner of Investment Partners. As such, the reporting person indirectly controls Investment Partners and Management Partners and may be deemed to have the beneficial ownership of 6,658,165 shares and 407,596 shares held by Investment Partners and Management Partners, respectively. The reporting person disclaims beneficial ownership of all shares of common stock owned by The Berkley Foundation, Investment Partners and Management Partners except, in each case, to the extent of any indirect pecuniary interest therein. In prior reports, the reporting person reported beneficial ownership of 8,918,412 shares of common stock of First Marblehead Corporation.